NEWS RELEASE

Canarc Stakes Large Gold Property Northwest of Richfield’s Blackwater-Davidson Gold Discovery in Central British Columbia

Vancouver, Canada – May 11, 2011 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has staked a 13,870 hectare gold property located northeast of Canarc’s recently acquired Windfall Hills properties, south of Burns Lake and northwest of Richfield Ventures’ Blackwater gold discovery in central BC.

The property, now called the Devil’s Thumb project, is situated within the same geological belt of Tertiary volcanic rocks as Richfield Ventures recent Blackwater-Davidson gold discovery.  Richfield is currently the subject of a friendly take-over bid by New Gold for $10.38 per share, valuing the company and the discovery at more than $550 million.

Staking targeted geochemical anomalies within the favorable Ootsa Lake Group rhyolitic volcanic rocks where they are cut by northeast and northwest-trending structures, similar to the Blackwater-Davidson gold discovery.  The Devil’s Thumb project is accessible via gravel logging roads so property exploration should be rapid and cost-effective.

James Moors, B.Sc., P.Geo, Vice President, Exploration for Canarc, is the Qualified Person who reviewed the historic data and approved this news release.

Canarc Resource Corp.

“Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its Windfall Hills gold properties in BC and the Tay LP gold property in the Yukon Territory.  Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

Contact Information

Gregg Wilson

Investor Relations

Toll Free: 1-877-684-9700

(604) 685-9700

Fax: (604) 685-9744

info@canarc.net